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07021991

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EnviroMission Limited

*CURRENT ADDRESS Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 34693

FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: MAC

DAT : 3/22/07

Enviro
Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 15 November, 2006

AR/S
6-30-05

COMPANY ANNOUNCEMENT

Notice of Annual General Meeting And 2006 Annual Report

Following is the EnviroMission Limited notice of Annual General Meeting (AGM), incorporating the Explanatory Memorandum and Proxy Form with the 2006 Annual Report.

The Annual General Meeting (AGM) will be held on Thursday 14 December 2006 at the Wentworth Memorial Visitor Centre, 66 Darling Street, Wentworth, NSW.

It has been determined EnviroMission will hold the its 2006 AGM within the Sunraysia district to provide an opportunity for the EnviroMission Board of Directors to also meet with members of the local community to confirm EnviroMission's commitment to development in the region.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer

EnviroMission Limited
ACN 094 963 238
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting ("**Annual Meeting**") of shareholders of EnviroMission Limited ("**Company**") ACN 094 963 238 ("**Shareholders**") will be held at:

Wentworth Memorial Visitor Centre, 66 Darling Street, WENTWORTH, NSW 2648 on 14 December 2006 at 11.00am (AEDST) for the purpose of transacting the business set out below.

The explanatory memorandum ("**Explanatory Memorandum**") that accompanies and forms part of this notice of Annual Meeting ("**Notice**"), describes in more detail the matters to be considered.

In accordance with Section 249HA of the *Corporations Act 2001* ("**Corporations Act**") for each of the resolutions numbered 1 to 9 set out below to be effective, each resolution must be passed at a meeting of Shareholders of which not less than 28 days written notice specifying the intention to propose the resolutions has been given.

In addition, each resolution must be passed by not less than a majority of all the votes cast by the Shareholders entitled to vote on the resolutions (whether in person or by proxy, attorney or representative). Please note the relevant voting exclusion statements set out below.

For the purposes of determining voting entitlements at the Annual Meeting, shares in the Company ("**Shares**") will be taken to be held by the persons who are registered as holders of the Shares as at 7.00pm on 11 December 2006 ("**Effective Time**"). Accordingly, transactions registered after the Effective Time will be disregarded in determining entitlements to attend and vote at the Annual Meeting.

Following the Chairman's address, the agenda for the Annual Meeting will be as follows:

BUSINESS

Accounts & Reports

To lay before the Meeting the financial report, the directors' report and the auditor's report of the Company for the financial year ended 30 June 2006 and to provide members with the opportunity to ask questions generally of the directors of the Company ("**Directors**").

1. RESOLUTION 1 - RE-ELECTION OF DIRECTOR

To consider and if thought fit, to pass with or without amendment the following resolution as an ordinary resolution:

"That Mr Guoxiang Ma who retires in accordance with Article 6.3(c) of the Constitution of EnviroMission Limited and, being eligible, offers himself for re-election, be re-elected as a director."

2. RESOLUTION 2 - ADOPTION OF REMUNERATION REPORT

To consider and if thought fit, to pass with or without amendment the following resolution as an ordinary resolution:

"That for the purpose of section 250R(2) of the Corporations Act and for all other purposes, the Remuneration Report (being pages 10 and 11) of the Company's Annual Report) for the financial year ended 30 June 2006 be adopted."

3. RESOLUTION 3 - ISSUE OF SHARES

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.1 and for all other purposes, the Shareholders approve the issue and allotment of up to 8,000,000 Shares to Dinah, Ltd at an issue price of AUD$0.30 per Share to be issued and allotted within three months of the date of this meeting."

Voting Exclusion Statement for Resolution 3

In accordance with Listing Rules 7.3.8 and 14.11, the Company will disregard any votes cast on Resolution 3 by Dinah, Ltd or an associate of Dinah, Ltd. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. RESOLUTION 4 – APPROVAL OF ISSUE OF SHARES

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.1 and for all other purposes, the Shareholders approval is given for the Company to issue up to $5 million of ordinary Shares to an allottee or allottees, such allottee or allottees to be at the discretion of the board of the Company at a price of not less than 80% of the volume weighted average market price for ordinary Shares calculated over the last 5 days on which sales of ordinary Shares were recorded before the issue date of such ordinary Shares."

Voting Exclusion Statement for Resolution 4
In accordance with Listing Rule 7.3.8, the Company will disregard any votes cast on Resolution 4 by a class of person or an Associate of a class of person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: The meaning of "Associate" for the purposes of voting exclusion is as given in section 11 and sections 13 to 17 of the Corporations Act. Section 13 is to be applied as if it was not confined to "Associate" references occurring in Chapter 7 of the Corporations Act.

5. RESOLUTION 5 – RATIFICATION OF PRIOR ISSUE OF SHARES
To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.4 and for all other purposes, the Shareholders approve and ratify the issue and allotment of 866,900 ordinary Shares to Mr Paul Temple at an issue price of AUD$0.15 per ordinary Share."

Voting Exclusion Statement for Resolution 5
In accordance with Listing Rule 7.5.6, the Company will disregard any votes cast on Resolution 5 by Mr Paul Temple or an Associate of Mr Paul Temple. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: The meaning of "Associate" for the purposes of voting exclusion is as given in section 11 and sections 13 to 17 of the Corporations Act. Section 13 is to be applied as if it was not confined to "Associate" references occurring in Chapter 7 of the Corporations Act.

6. RESOLUTION 6 - RATIFICATION OF PRIOR ISSUE OF SHARES
To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.4 and for all other purposes, the Shareholders approve and ratify the issue and allotment of 101,166 ordinary Shares at an issue price of AUD$0.30 per ordinary Share to the following parties in the numbers set out below:

Name	***Number of Shares***
Mr Brett Rodli	*17,833*
TMATION Pty Ltd	*83,333*

as consideration for consulting services provided."

Voting Exclusion Statement for Resolution 6
In accordance with Listing Rule 7.5.6, the Company will disregard any votes cast on Resolution 6 by the Consultants, Brett Rodli and TMATION Pty Ltd or an Associate of Brett Rodli and TMATION Pty Ltd. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: The meaning of "Associate" for the purposes of voting exclusion is as given in section 11 and sections 13 to 17 of the Corporations Act. Section 13 is to be applied as if it was not confined to "Associate" references occurring in Chapter 7 of the Corporations Act.

7. RESOLUTION 7 - RATIFICATION OF PRIOR ISSUE OF SHARES
To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.4 and for all other purposes, the Shareholders approve and ratify the issue and allotment of 4,900,000 ordinary Shares to GEM Global Yield Fund Ltd, at an issue price of AUD$0.00001 per ordinary Share."

Voting Exclusion Statement for Resolution 7
In accordance with Listing Rule 7.5.6, the Company will disregard any votes cast on Resolution 7 by GEM Global Yield Fund Ltd or an Associate of GEM Global Yield Fund Ltd. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: The meaning of "Associate" for the purposes of voting exclusion is as given in section 11 and sections 13 to 17 of the Corporations Act. Section 13 is to be applied as if it was not confined to "Associate" references occurring in Chapter 7 of the Corporations Act.

8. RESOLUTION 8 – PROPOSED ISSUE OF SHARES

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.1 and for all other purposes, the Shareholders approve the issue and allotment of a total of 175,000 ordinary Shares, at an issue price of AUD$0.30 per ordinary Share to the following parties, in the proportions set out below:

Name	***Number of Shares***
Hayde Family Revocable Trust	*up to 62,500*
Sweeney Family Revocable Trust	*up to 62,500*
Waterville Investment Research Inc.	*up to 50,000*

as consideration for consulting services provided."

Voting Exclusion Statement for Resolution 8
In accordance with Listing Rule 7.5.6, the Company will disregard any votes cast on Resolution 8 by Hayde Family Revocable Trust, Sweeney Family Revocable Trust or Waterville Investment Research Inc. or an Associate of Hayde Family Revocable Trust, Sweeney Family Revocable Trust and/or Waterville Investment Research Inc. or a person who may obtain a benefit. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: The meaning of "Associate" for the purposes of voting exclusion is as given in section 11 and sections 13 to 17 of the Corporations Act. Section 13 is to be applied as if it was not confined to "Associate" references occurring in Chapter 7 of the Corporations Act.

9. RESOLUTION 9 – PROPOSED ISSUE OF SHARES

To consider and, if thought fit, to pass with or without amendment, the following resolution as an ordinary resolution:

"That for the purposes of compliance with Listing Rule 7.1 and for all other purposes, the Shareholders approve the issue and allotment of a total of 1,047,944 ordinary Shares, to J Donald Porter & Company, Inc. at an issue price of AUD$0.25 per Share as consideration for consulting services."

Voting Exclusion Statement for Resolution 9
In accordance with Listing Rule 7.3.8, the Company will disregard any votes cast on Resolution 9 by J Donald Porter & Company, Inc. or an Associate of J Donald Porter & Company, Inc. or a person who may obtain a benefit. However the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Note: The meaning of "Associate" for the purposes of voting exclusion is as given in section 11 and sections 13 to 17 of the Corporations Act. Section 13 is to be applied as if it was not confined to "Associate" references occurring in Chapter 7 of the Corporations Act.

10. OTHER BUSINESS

To transact any other business which may lawfully be brought before the Annual Meeting.

By Order of the board of the Company



Ian Riley
Company Secretary
10 November, 2006

This Explanatory Memorandum has been prepared to assist the Shareholders of EnviroMission Limited in their consideration of the resolutions proposed for the Annual Meeting to be held at:

Wentworth Memorial Visitor Centre, 66 Darling Street, WENTWORTH, NSW 2648 on 14 December 2006 at 11.00am (AEDST).

It should be read in conjunction with the Notice to which this Explanatory Memorandum is attached and forms part.

The directors of the Company ("**the Directors**") recommend that Shareholders read this document carefully and in its entirety before making any decision in relation to the proposed resolutions.

The following matters should be noted in relation to the resolutions set out in the attached Notice.

1. RESOLUTION 1 – RE-ELECTION OF DIRECTOR

Mr Guoxiang Ma is retiring in accordance with the Constitution of the Company and being eligible, offers himself for re-election. Mr Ma was appointed as a director on 8 June 2004.

Mr Ma has been involved in property development and the building sector in China. Mr Ma is Chairman of Sunshine Energy (Aust.) Pty Ltd an investor in EnviroMission. Continuing Mr Ma's appointment will assist in the Company forming close links with the future development of Solar Tower power stations in China.

2. RESOLUTION 2 - ADOPTION OF REMUNERATION REPORT

The Company is required to include in its Directors report a detailed remuneration report relating to Directors' and Executives' remuneration. Section 300A of the Corporations Act sets out the information to be included in the remuneration report. A copy of the report appears on pages 10 and 11 of the Company's annual report.

Section 250R(2) of the Corporations Act requires that a resolution that the remuneration report be adopted be put to a vote of shareholders at the Company's annual general meeting. The vote on this resolution is advisory to the Company only and does not bind the board of the Company.

Under section 250SA of the Corporations Act, Shareholders must be given a reasonable opportunity to ask questions about, or make comments on, the report. This is in addition to any questions or comments that Shareholders may have in relation to the management of the Company.

3. RESOLUTION 3 - ISSUE OF SHARES

3.1 Background information regarding the issue of shares

The Company has negotiated an agreement with Dinah, Ltd ("**Dinah**") under which Dinah agrees to subscribe for up to 8,000,000 fully paid ordinary shares in the Company ("**Shares**") at an issue price of AUD$0.30 per Share ("**the Securities**").

Dinah represents interests of investors from the United States who have an interest generally in the development of solar tower technology, and in ongoing development of solar towers in the United States.

The proposed issue and allotment of the Securities will raise up to AUD$2,400,000. The funds raised by this placement will be used:

a. to further the Company's assessment of technology enhancements for the solar tower;

b. to meet the balance payable on settlement of the Tapio Station land purchase (the site for the construction of the solar tower); and

c. for working capital to progress the development of solar tower technology.

After the issue of the Securities Dinah will hold 5.84% of the issued share capital in the Company.

3.2 Application of Listing Rule Requirements

Listing Rule 7.1 provides that a company may not, in any 12 month period, issue new securities (including shares, options and convertible notes) where the total number of new securities issued within that period would exceed 15% of the existing capital of the Company at the beginning of that 12 month period.

The issue of the Securities referred to in Resolution 3 does not exceed the limit imposed by Listing Rule 7.1. Accordingly Shareholder approval is not required to issue the Securities. However, where Shareholders approve such an issue of securities, those issued securities will not be included in future calculations for the 15% threshold under Listing Rule 7.1.

The board of Directors of the Company ("**the Board**") seek to preserve the Company's ability (in the short term) to raise funds for the Company by the issue of securities (if necessary) with the full 15% threshold being available. It is on this basis that Shareholder approval of the issue of the Securities pursuant to Resolution 3 is sought.

Accordingly the Company seeks approval from the Shareholders to issue and allot the Securities.

In accordance with Listing Rule 7.3 and to enable the Shareholders to approve the issue of the Securities, the Shareholders are provided with the following information in respect of the Securities the subject of Resolution 3:

a. up to 8,000,000 Shares will be issued and allotted within three months of the date of this Annual Meeting;

b. the issue price of the Shares constituting the Securities will be AUD$0.30 per Share;

c. the Shares constituting the Securities rank equally in all respect with all other issued Shares;

d. the Shares constituting the Securities will be issued to Dinah;

e. Dinah is not a related party of the Company;

f. the funds raised by the issue of the Securities will total AUD$2,400,000; and

g. the intended use of the funds raised are:
   (i) to further the Company's assessment of technology enhancements for the solar tower
   (ii) to meet the balance payable on settlement of the Tapio Station land purchase (the site for the construction of the solar tower); and
   (iii) for working capital.

3.3 Application of Corporations Act Disclosure Requirements

Pursuant to Chapter 6D, the Company has determined that no offer document is required in respect of the issue of the Securities.

4. RESOLUTION 4 - ISSUE OF SHARES

Background

The Company is seeking Shareholder approval to issue up to $5million of ordinary Shares ("**Securities**"). The funds raised through the issue of the Securities will be used to repay debt, fund project development expenditure and fund the settlement of land acquired (subject to a sale of land agreement) for the first Solar Tower project in the Wentworth Shire, New South Wales.

Listing Rule 7.1

Listing Rule 7.1 provides that a listed company may not issue equity securities in any 12 month period where the total number of equity securities to be issued exceeds 15% of the total number of fully paid ordinary securities on issue 12 months before the date of issue, except where an exception applies or with prior approval of members of the company in a general meeting of the terms and conditions of the proposed issue.

Accordingly the Company seeks approval from the Shareholders to issue and allot the Securities.
In accordance with Listing Rule 7.3 and to enable the Shareholders to approve the issue of the Securities, the Shareholders are provided with the following information in respect of the securities the subject of Resolution 4:

a. The Company may issue a maximum number of ordinary Shares that equals $5million at an issue price to be calculated in accordance with paragraph (c) below;

b. The Securities will be issued no later than 3 months after the date of this Annual Meeting (or such later date as determined by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that the full allotment will occur on one date;

c. The issue price of the Securities will not be less than 80% of the average market price for ordinary Shares in the Company. The average is calculated over the last 5 days on which sales in the securities were recorded before the day on which the issue was made;

d. The allottees of the Securities will be at the board of the Company's discretion;

e. The Securities will be ordinary Shares in the Company and rank equally with the existing ordinary Shares on issue; and

f. The funds raised from the issue of the Securities will be applied to:

(i) fund project development expenditure;
(ii) settlement of contract of sale for purchase of land for the first Solar Tower project in New South Wales;
(iii) repay existing debt; and
(iv) for working capital.

The issuing of the Securities will result in approximately 30.44% of Shares in the Company being issued. This is based on the Company Share price as quoted on the ASX as at 10 November 2006 and assuming all resolutions relating to the issuing of securities at the Annual Meeting are approved.

5. RESOLUTION 5 – RATIFICATION OF PRIOR ISSUE OF SHARES

Background

On 16 August 2006 the Company announced the issue of 866,900 ordinary Shares to Mr Paul Temple ("**Temple Shares**") by placement on 11 August 2006 at AUD$0.15 per Share to raise additional working capital of $130,035. Resolution 5 seeks Shareholder approval by ratification for the issue of the ordinary Shares to Mr Paul Temple for the purposes of Listing Rule 7.4.

Listing Rule 7.4

Listing Rule 7.4 permits a Company to subsequently approve an issue of securities made without approval under Listing Rule 7.1. Resolution 5 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period where the total number of equity securities to be issued exceeds 15% of the total number of fully paid ordinary securities on issue 12 months before the date of issue, except where an exception applies or with prior approval of members of the company in a general meeting of the terms and conditions of the proposed issue.

Listing Rule 7.4 states that an issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purposes of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 (i.e. was within 15% limit) and Shareholders subsequently approved it.

Accordingly, the Company seeks approval from the Shareholders to issue and allot the Temple Securities.

In accordance with Listing Rule 7.5 and to enable the Shareholders to approve the issue of the securities, the Shareholders are provided with the following information in respect of the Temple Securities the subject of Resolution 4:

a. A total of 866,900 ordinary Shares were issued on 11 August 2006;

b. The issue price of the Temple Securities was AUD$0.15 per Share;

c. The ordinary Shares rank equally in all respects with all other ordinary Shares in the Company on issue; and

d. The funds remaining after the costs of the issue were used by the Company for working capital purposes.

The issue of the Temple Securities fall within section 708 of the Corporations Act. Mr Paul Temple is not a related party of the Company.

6. RESOLUTION 6 - RATIFICATION OF PRIOR ISSUE OF SHARES

Background

On 19 December 2005 the Company announced the issue of 101,166 ordinary Shares on 16 December 2005 at AUD$0.30 per Share in settlement of amounts due to consultants for professional services provided ("**Services Securities**").

Resolution 6 seeks Shareholder approval for the issue of the ordinary Shares to Mr Brett Rodli and TMATION Pty Ltd ("**Consultants**") for the purposes of Listing Rule 7.4.

Listing Rule 7.4

Please refer to section 4 of this Explanatory Memorandum for a summary of Listing Rule 7.4. Resolution 6 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

Accordingly the Company seeks approval from the Shareholders to issue and allot the Services Securities.

In accordance with Listing Rule 7.5 and to enable the Shareholders to approve the issue of the Services Securities, the Shareholders are provided with the following information in respect of the securities the subject of Resolution 6:

a. An aggregate total of 101,166 ordinary Shares were issued on 16 December 2005;
   (i) tranche 1: 17,833 ordinary Shares to Mr Brett Rodli; and
   (ii) tranche 2: 83,333 ordinary Shares to TMATION Pty Ltd

b. The issue price of the Services Securities was AUD$0.30 per Share;

c. The ordinary Shares rank equally in all respects with all other ordinary Shares in the Company on issue;

d. The ordinary Shares were issued to the Consultants in settlement of amounts due for professional services rendered;
   (i) tranche 1: $5,350 to Mr Brett Rodli; and
   (ii) tranche 2: $25,000 to TMATION Pty Ltd

e. The Consultants are not related parties of the Company; and

f. No funds were raised from the issue of the Services Securities as the issue was in settlement of amounts owing for professional services rendered to the Company.

7. RESOLUTION 7 - RATIFICATION OF PRIOR ISSUE OF SHARES

Background

On 14 December 2005 the Company announced the issue of 4,900,000 ordinary Shares on 13 December 2005 at AUD$0.00001 per Share in settlement of amounts due pursuant to an equity line facility agreement with GEM Global Yield Fund Ltd and GEM Advisors Inc. ("**GEM**") ("**GEM Securities**").

Resolution 7 seeks Shareholder approval for the issue of the GEM Securities to GEM for the purposes of Listing Rule 7.4.

Listing Rule 7.4

Please refer to section 4 of this Explanatory Memorandum for a summary of Listing Rule 7.4. Resolution76 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

Accordingly the Company seeks approval from the Shareholders to issue and allot the GEM Securities.

In accordance with Listing Rule 7.5 and to enable the Shareholders to approve the issue of the securities, the Shareholders are provided with the following information in respect of the securities the subject of Resolution 7:

a. A total of 4,900,000 ordinary Shares were issued on 13 December 2005;

b. The issue price of the GEM Securities was AUD$0.00001 per Share;

c. The GEM Securities will be ordinary Shares in the Company and will rank equally in all respects with all other ordinary Shares in the Company on issue;

d. The GEM Securities were issued to GEM pursuant to an equity line facility agreement with GEM.

e. GEM is not a related party of the Company; and

f. No funds were raised from the issue of the GEM Securities as the issue was in settlement of amounts due pursuant to the equity line facility agreement.

8. RESOLUTION 8 – PROPOSED ISSUE OF SHARES

Background

The Company proposes to issue a total of 175,000 ordinary Shares at AUD$0.30 per Share in settlement of amounts due to consultants for professional services provided pursuant to an agreement with Waterville Investment Research Inc ("**Waterville Securities**").

Listing Rule 7.1

Listing Rule 7.1 provides that a listed company may not issue equity securities in any 12 month period where the total number of equity securities to be issued exceeds 15% of the total number of fully paid ordinary securities on issue 12 months before the date of issue, except where an exception applies or with prior approval of members of the company in a general meeting of the terms and conditions of the proposed issue.

Accordingly the Company seeks approval from the Shareholders to issue and allot the Waterville Securities.

In accordance with Listing Rule 7.3 and to enable the Shareholders to approve the issue of the Waterville Securities, the Shareholders are provided with the following information in respect of the Waterville Securities the subject of Resolution 8:

a. The Company may issue an aggregate total of 175,000 ordinary Shares in the proportions below:

   (i) 62,500 to Hayde Family Revocable Trust;
   (ii) 62,500 to Sweeney Family Revocable Trust; and
   (iii) 50,000 to Waterville Investment Research Inc.

b. The Waterville Securities will be issued no later than 3 months after the date of this Meeting (or such later date as determined by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

c. The issue price of the Waterville Securities will be AUD$0.30 per Share;

d. The Waterville Securities will be ordinary Shares in the Company and they rank equally with the existing ordinary Shares on issue; and

e. No funds will be raised from the issue of the Waterville Securities as the issue will be in settlement of amounts due for professional consulting services provided by Waterville Investment Research Inc.

9. RESOLUTION 9 – PROPOSED ISSUE OF SHARES

Background

The Company proposes to issue a total of 1,047,944 ordinary Shares at AUD$0.25 per Share in settlement of amounts due to consultants for professional services provided pursuant to an agreement with J Donald Porter & Company, Inc (**"Porter Securities"**).

Listing Rule 7.1

Listing Rule 7.1 provides that a listed company may not issue equity securities in any 12 month period where the total number of equity securities to be issued exceeds 15% of the total number of fully paid ordinary securities on issue 12 months before the date of issue, except where an exception applies or with prior approval of members of the company in a general meeting of the terms and conditions of the proposed issue.

Accordingly, the Company seeks approval from the Shareholders to issue and allot the Porter Securities.

In accordance with Listing Rule 7.3 and to enable the Shareholders to approve the issue of the securities, the Shareholders are provided with the following information in respect of the Porter Securities the subject of Resolution 9:

a. The Company may issue an aggregate total of 1,047,944 ordinary Shares to J Donald Porter & Company, Inc.

b. The Porter Securities will be issued no later than 3 months after the date of this Meeting (or such later date as determined by any ASX waiver or modification of the ASX Listing Rules) and it is anticipated that allotment will occur on one date;

c. The issue price of the Porter Securities will be AUD$0.25 per ordinary Share.

d. The Porter Securities will be ordinary Shares in the Company and they rank equally with the existing ordinary Shares on issue; and

e. No funds will be raised from the issue of the ordinary Porter Securities as the issue will be in settlement of amounts due for professional consulting services provided by J Donald Porter & Company Inc.

PROXY FORM

ENVIROMISSION LIMITED
ACN 094 963 238

The Company Secretary
EnviroMission Limited
Ground Floor, 3 Raglan Street
SOUTH MELBOURNE VIC 3205
Facsimile Transmission No. **+61 3 9699 7566**

I/We ______________________________
of ______________________________
being a member/(s) of EnviroMission Limited hereby appoint ______________________________
of ______________________________
or failing him/or ______________________________
of ______________________________
or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Wentworth Memorial Visitor Centre, 66 Darling Street, WENTWORTH, NSW 2648 on 14 December 2006 commencing at 11.00am (AEDST) and at any adjournment thereof in the manner indicated below or, in the absence of indication, as the Chairman thinks fit.

A Shareholder is entitled to appoint up to 2 proxies. If 2 proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]% of the Shareholder's votes (an additional Proxy Form will be supplied by EnviroMission on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a Resolution, the proxy may abstain or vote at his or discretion.

I/We direct my/our proxy to vote as indicated below:

RESOLUTION		FOR	AGAINST	ABSTAIN
1	Re-election of Director, Guoxiang Ma	☐	☐	☐
2	Adoption of Remuneration Report	☐	☐	☐
3	Approval of Issue of Shares	☐	☐	☐
4	Approval of Issue of Shares	☐	☐	☐
5	Ratification of Prior Issue of Shares	☐	☐	☐
6	Ratification of Prior Issue of Shares	☐	☐	☐
7	Ratification of Prior Issue of Shares	☐	☐	☐
8	Proposed Issue of Shares	☐	☐	☐
9	Proposed Issue of Shares	☐	☐	☐

Proxies given by a natural person must be signed by each appointing Shareholder or the Shareholder's attorney duly authorised in writing. Proxies given by companies must be executed in accordance with section 127 of the Corporations Act or signed by the appointor's attorney duly authorised in writing.

The Chairman intends to vote all undirected proxies in favour of all Resolutions.

If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

As witness my/our hand/s this day of 2006.

If a natural person:

SIGNED by:

Signature	Signature (if joint holder)
Print Name in full	Print Name in full

If a company:

EXECUTED in accordance with section 127)
of the Corporations Act:)

Signature of Director	Signature of Director / Secretary
Print Name in full	Name of Director / Secretary in full

If by power of attorney:

SIGNED for and on behalf)
of)
by under a)
Power of Attorney dated and who)
declares that he/she has not received any)
revocation of such Power of Attorney in the)
presence of:)

Signature of Attorney	Signature of Witness
	Name of Witness in full

PROXY INSTRUCTIONS
Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or another authority) must be deposited at or sent by facsimile transmission to the registered office of the Company at Ground Floor, 3 Raglan Street, South Melbourne, Victoria 3205, facsimile number **+61 3 9699 7566** not less than 48 hours before the time for holding the Annual General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder or his/or attorney duly authorised in writing or, if the Shareholder is a corporation, in a manner permitted by the Corporations Act.

The proxy may, but need not, be a Shareholder of the Company.

In the case of Shares jointly held by two or ore persons, all joint holders must sign the proxy form.
A proxy form is attached to this Notice.

VOTING ENTITLEMENT
For the purposes of determining voting entitlements at the Annual General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at 7:00 pm on 11 December 2006. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Annual General Meeting.

Enviro Mission

Annual Report

Year ended 30 june 2006





EnviroMission is the lead developer of Solar Tower renewable *power station technology.*

Australian enhancement of the original concept has been developed to provide unique operational and commercial differentiation within the energy generation market.

Using solar radiation to heat air to drive electricity generating turbines, the concept has been enhanced for 24/7 operation through the integration of heat storage innovation – heat storage will enable base load capability - a highly competitive edge in renewable energy generation.

Development of the collector roof using material innovation will make the heated air hotter and more constant for greater efficiency - achieving a design inroad for reduced capital cost. Find out more at www.enviromission.com.au

Solar Tower Concept Graphic Courtesy:
T-Mation Pty Ltd

The Corporate Directory

Directors
Roger C Davey (Executive Chairman)
David N Galbally QC
Geoff M Parkinson
Guoxiang Ma (Alternate, Yue Tang)

Company Secretary
Ian D Riley

Registered Office and Principal Operations Office
Ground floor
3 Raglan Street
South Melbourne Victoria
Australia

Telephone	+61 (3)9693 5666
Facsimile	+61 (3) 9699 7566
Email	admin@enviromission.com.au
Website	www.enviromission.com.au

Share Register
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Telephone	+61 (3) 9415 5000
Facsimile	+61 (3) 9415 5300
Website	www.computershare.com

Auditor
MSI Ragg Weir
Level 2, 50 Burwood Road
Hawthorn Victoria 3122
Australia

Incorporated
2 November 2000
ASX Code: EVM – Ordinary Shares

CONTENT OUTLINE **Page**

Dear Shareholder,

The much anticipated and delayed Federal Government announcement to allocate first round grants under the Low Emission's Technology Demonstration Fund (LETDF) has impacted on EnviroMission's immediate operations regarding development of the 50MW Solar Tower power station proposed within the LETDF application.

Whilst the politics of the LETDF decision outstandingly favoured 'clean coal' and other much less efficient renewable energy proposals is disappointing, the decision itself is not lynchpin nor a showstopper to Solar Tower development for Australia, rather, the decision has triggered implementation of EnviroMission's alternate strategy that will include a need for shareholder support for the terms of a capital raising to meet the development objectives.

EnviroMission's LETDF application outlined how Solar Towers could meet and exceed the targets outlined in the LETDF criteria, not withstanding a rationale for the decision being available to EnviroMission at the time of going to print - EnviroMission has concluded an agenda exists to support 'low emissions' energy technology over 'no emissions' renewable energies further justifying EnviroMission's strategic move to enhance the original Solar Tower concept for greater commercial competitiveness with carbon based generators into a market with few incentives for renewable energy development.

The 50MW Solar Tower *demonstration* plant that was the basis of EnviroMission's LETDF application was proposed to show new-found scalability and efficiency applying locally developed intellectual property in anticipation of wide scale commercial rollout following demonstration turnkey. The absence of LETDF support does remove associated constraints that would have been imposed by the scheme, leaving EnviroMission free to determine the timing and extent of development unencumbered by any LETDF deed of agreement.

Front End Engineering and Design (FEED) undertaken by collaborators to the LETDF application, primarily Baulderstone Hornibrook, Ove ARUP with EnviroMission, will continue to be applied to inform the best commercial case, as opposed to the best LETDF case for development.

FEED will now proceed on the basis that a market exists for large-scale renewable energy and all due diligence to this point in time supports the commercial development of Solar Tower electricity generation into that market.

EnviroMission will continue to lobby all levels of government to provide wider ranging incentives for renewable energy development (specifically solar) to strengthen the circumstances for a renewable energy market beyond infrequent funding opportunities.

Following the LETDF decision EnviroMission met with Ministers of the NSW cabinet in Wentworth to restate its development objectives in NSW and is encouraged by the view of the NSW government that renewable energy is considered 'only one of a few technology classes able to achieve deep cuts in greenhouse gas emissions', a view now supported in policy by a mandated NSW Renewable Energy Target (NRET) that will be further supported by a renewable energy certificate trading scheme in NSW.

Energy retailers in NSW will be required to offer at least 10 per cent GreenPower to all new (or moving) residential customers – this target will be in addition to a 10 per cent NRET by 2010 and 15 per cent by 2020. These initiatives will be a positive boost to Solar Tower development in NSW.

It is acknowledged that success under the LETDF would have provided a substantial financial benefit ($1:$2) for the 50MW proposal, however a more commercial, possibly larger proposal had to be excluded from the process in order to tailor the capital cost to fall inside LETDF funding scope - EnviroMission will now pursue development of the strongest commercial case outside those constraints.

It is also worth noting the resounding support shown to EnviroMission in the post LETDF fallout. Shareholders and advocates for cleaner energy technology have expressed their surprise, dismay and questioning of a process that gives the appearance of having departed from the priorities in criteria that EnviroMission sought to meet with diligence.

EnviroMission's application demonstrated how it would meet the LETDF scheme's two per cent reduction in stationery energy (electricity generation) greenhouse gas emissions target by 2017, more than a decade ahead of the target date (2030) and exceed the target five times over (10 per cent) by 2030.

Details published by the Federal Government and first round LETDF recipients only serves to reinforce EnviroMission's application was strong and superior in the area of greenhouse gas abatement where approximately 500,000 tonnes of greenhouse gases per annum would be achieved from a 50MW Solar Tower able to power approximately 100,000 households.

The intricacies and politics of the decision are not lost on observers of the process, with a reasonable assumption that nuclear justification will be bolstered if the renewable sector remains underdeveloped.

EnviroMission is cognisant that many of our investors have chosen EnviroMission because it is solar and not coal, gas or nuclear energy technology.

The attached accounts for the 2005/6 financial period reflect prudent management of working capital in a period dominated by development expenditure requiring finalisation of a pending capital raising to support operational costs including the final stages of FEED in anticipation of a 2007 construction start.

EnviroMission's resolve to develop Solar Towers in Australia is also strengthened by data resulting out of FEED that shows greater efficiency with improved capital cost to provide stronger market prospects as a result of the integration of enhancements to the original concept.

As a measure to highlight EnviroMission's commitment to developing the first Solar Tower power station in the Wentworth Shire, EnviroMission has set down the 2006 Annual General Meeting (AGM) for Thursday, 14 December, at the Wentworth Memorial Visitor Centre to also provide an opportunity for members of the local community to meet with EnviroMission management and board of directors. It is also planned that details of the proposed way forward for Solar Tower commercialisation will be announced at the AGM.

The past year has produced highs and lows that have required great flexibility and personal commitment from all collaborators to this enterprise, more importantly; there is demonstrated shared belief in the purpose and potential of the technology by all involved.

I extend my personal gratitude to the board of directors, EnviroMission executives and shareholders for supporting Solar Tower development and invite that passion to the next exciting phase of development.

Yours sincerely,

Roger Chalmers Davey
Executive Chairman
Chief Executive Officer

The Board of Directors has implemented the Best Practice Recommendation of the ASX Corporate Governance Council to the extent appropriate for the size and nature of the company's business as described below.

Principle 1: Lay solid foundations for management and oversight

The board has been structured to ensure that an appropriate mix of experience and expertise is available to provide strategic guidance for the company and effective oversight of management. Directors' qualifications and experience is detailed in the 'Information on Directors' section of the Directors' Report.

The board determines the allocation of the individual responsibilities to board members having regard to the individual's skills and expertise. The Board of Directors is responsible for:

- Oversight of the company
- The appointment and removal of the CEO and CFO
- Development of corporate strategy and performance objectives
- Oversight of risk management and internal control systems to ensure legal and regulatory compliance
- Monitoring and reporting financial performance.

Principle 2: Structure the board to add value

The chairperson is an executive director who is also the chief executive officer. However, a majority of directors are deemed to be "independent directors" as defined by the ASX Corporate Governance Best Practice Recommendations for the following reasons:

- The company operates in one industry segment and currently the board is not considering diversification. Therefore there is no conflict of interest regarding the allocation of resources between industry segments.
- The experience and expertise of directors in this industry segment is considered above independence requirements as industry expertise enables the board to clearly identify risks and opportunities as they arise to optimise the company's response.
- Two of five directors are substantial shareholders of the company or are directly associated with a substantial shareholder of the company. This means that their interests are clearly aligned with shareholders to maximize the returns on investment having due regard to both short-term and long-term objectives.

The size and nature of the business does not call for a formal nomination committee. The board acts as a whole to identify the competencies required by the board and appropriate action is taken to access any additional skills when deemed necessary.

It is board policy that directors can obtain independent professional advice at the expense of the company by prior agreement with the board.

Principle 3: Promote ethical and responsible decision-making

All directors and officers of the company are required to discharge their responsibilities ethically and with integrity. The company's code of conduct requires:

- Conflicts of interest to be disclosed to the board at the earliest opportunity including any transactions that might result in personal gain;
- Directors and officers must act in the best interest of the company and are prohibited from taking advantage of property, information or their position for personal gain;
- All company information is deemed to be confidential and may not be disclosed to third parties, except where disclosure is authorised or legally mandated. In these circumstances, the information must be authorised by the board before being publicly disclosed;
- The company complies with all relevant laws and regulations including Trade Practices and Occupational Health and Safety legislation;
- Company assets are only to be used for legitimate business purposes;
- Unlawful and unethical behaviour is to be reported to the board in confidence, with protection for those who report violations in good faith.

The law prohibits insider trading and the Corporations Act 2001 and the ASX Listing Rules require disclosure of any trading undertaken by directors or their related entities in the company's securities. The company secretary must be notified of any intended trading and must also be provided with confirmation that the trading has occurred.

Principle 4: Safeguard integrity in financial reporting

The board obtains an annual declaration from the chief executive officer and the chief financial officer that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.

The board has established an audit committee comprising a majority of non-executive directors. The chairperson of the audit committee is an independent director. The names of members of the audit committee and their attendance at audit committee meetings are provided in the Directors' Report. The audit committee meets with the external auditor at least twice per annum. The audit committee is responsible for:

- Assessing the adequacy of financial reporting processes:
- Assessing whether financial reports are adequate for shareholder needs:
- Assessing the performance and independence of the external auditors, including the rotation of external audit engagement partners and the provision of non-audit services;
- Assessing the adequacy of the company's risk management and internal control systems.

Due to size and nature of the company the audit committee does not have a formal charter.

Principle 5: Make timely and balanced disclosure

The board has responsibility for compliance with the ASX Listing Rules disclosure requirements. Company announcements must be:

- made in a timely manner;
- factual;
- contain all relevant information;
- expressed in a clear and objective manner so that investors can assess the impact of that information on their investment decisions.

Principle 6: Respect the rights of shareholders

The board respects the rights of shareholders and supports the effective exercise of those rights by:

- providing investor information on the company's website including annual reports and company announcements made to the ASX;
- direct communication with shareholders at the annual general meeting and response to shareholder questions throughout the year.

Principle 7: Recognise and manage risk

The audit committee has responsibility for assessing the company's risk management and internal control systems. Having regard to the nature and size of the business, risk management policies and procedures have not been formally documented as the board considers that the costs of documentation would out weigh the benefits. Due to the close involvement of the directors in the oversight of operations, any issues arising are brought to the attention of the board at the earliest opportunity for resolution.

The chief executive officer and the chief financial officer provide an annual declaration to the board stating that:

- the integrity of the financial statements is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board; and
- the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Principle 8: Encourage enhanced performance

The performance of directors is reviewed periodically by the board as a whole. Directors and officers are encouraged to participate in continuing education programs that will update their skills and knowledge of key developments within the industry in which the company operates, and regulatory and legislative changes that impact on reporting responsibilities.

Principle 9: Remunerate fairly and responsibly

The Company's ASX Principles of Good Corporate Governance as adopted is to Remunerate Fairly and Responsibly and part of the remuneration is to be incentive based as considered appropriate by the Board. The Board of Directors maintains remuneration policies which are aimed at attracting and retaining a motivated workforce and management team. The intention is to match the outcomes from the remuneration system with the performance of the Company and ultimately the value received by shareholders on a long-term basis.

As an overall policy, the Company will remunerate in such a way that it:

- motivates Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- demonstrates a clear relationship between key executive performance and remuneration.

Due to the limited size of the Company and of its operations and financial affairs, the use of a separate remuneration committee is not considered appropriate. The Board has adopted the following policies of Directors and executives remuneration:

A full discussion of the Company's remuneration philosophy and framework and the remuneration received by Directors and executives in the current period is included in the remuneration report, which is contained within the Report of the Directors.

Principle 10: Recognise the legitimate interests of stakeholders

The board recognises that the company has wide ranging obligations to a broad range of stakeholders. Some of these obligations are covered by legal requirements such as trade practices, equal opportunity and environmental issues.

The company is committed to good corporate citizenship and endeavours to support the local community in which it operates where appropriate.

Given the size and nature of the business, and the relatively early stages of identification of generally accepted suitable criteria to assess performance, the board has determined to continue to monitor developments at this stage, with a view to developing a code of conduct applicable to the broader group of stakeholders in the future.

The Directors herewith present their report on EnviroMission Limited ("**Company**") and its controlled entities for the financial year ended 30 June 2006. EnviroMission Limited is incorporated and domiciled in Australia.

The names of the Directors in office at any time during or since the end of the year, together with particulars of their qualifications and experience are:

Roger Chalmers Davey B.Bus, CPA, CFTP
Executive Chairman
Age 60 (Director since 31 July 2001)
Mr Davey is a director and Chief Executive Officer of the Company. Mr Davey has extensive working knowledge of, and experience in, commodity and financial risk management.

Mr Davey holds qualifications of Bachelor of Business (Economics/Accounting), Member of Certified Practising Accountants, Member of Securities Institute of Australia and Member of the Finance and Treasury Association Limited.

Mr Davey is a director of SolarMission Technologies, Inc a major shareholder of EnviroMission. He was a director of Australia's largest stockbroking firm, McIntosh Risk Management Ltd (now Merrill Lynch) and responsible for the creation and development of financial futures operations as managing director of McIntosh Risk Management Ltd. He was a director of the Sydney Futures Exchange Ltd and Bain Refco Commodities Limited, a large Brokerage House owned by Refco Inc, of the USA and Deutsche Bank AG. Mr Davey was responsible for the creation and development of the futures clearing services offered by Deutsche Bank Australia. He has also been a director and Chief Financial Officer of companies listed in Australia, USA and Canada, one with a triple listing on the Vancouver Stock Exchange, NASDAQ and ASX.

Geoffrey Max Parkinson
Non-Executive Director
Age 50 (Director since 2 November 2000)
Mr Geoffrey Parkinson has 30 years experience in the banking and finance sector in key executive director and management roles. He has contributed extensively to the development of the sector through his widely adopted training and development programmes.

Mr Parkinson is founder and director of West Australian based Mortgage Originator entity FinanceCorp North Pty Ltd.

David Norman Galbally QC, B Juris LLB
Non-Executive Director
Age 55 (Appointed 22 April 2005)
Mr Galbally is a Director of the Company. He has extensive experience in the areas of criminal law and white collar crime, corporate law, and media and sports law. David adds a depth of experience in corporate governance and due diligence processes to the board of EnviroMission.

Mr Galbally is an accredited mediator and also has wide ranging experience in environmental and Occupational Health & Safety matters.

Mr Galbally was a partner in the legal firm Galbally & O'Bryan from 1977 to 1983, appointed as Queen's Council in 1996 and a partner in the firm Browne & Co from 2000 to the present.

Service to the community is highlighted by Mr Galbally's board appointments that include patron of Mental Health Council of Australia and the Epilepsy Foundation and honorary chair of the board of the Royal Children's Hospital for Hormone Research.

Yue Tang
Alternate Director for Guoxiang Ma
Age 47 (Alternate Director since 8 June 2004)
Mr. Tang is Director and Secretary of Sunshine Energy (Aust.) Pty. Ltd. and Shanghai Xiang Jiang Industrial Co. Ltd. Mr. Tang is an engineer with experience in semiconductor research associated with solar power generation.

Guoxiang Ma
Non-Executive Director
Age 44 (Director since 8 June 2004)
Mr Guoxiang Ma is the founding Chairman of Shanghai Xiang Jiang Industrial Co. Ltd., since 1994. Shanghai Jiang has been involved in property development and the building sector since inception.

Mr Ma is also Chairman of Sunshine Energy (Aust.) Pty. Ltd., an investor in EnviroMission that will form an important link in the development of Solar Tower power stations in China.

Martin Hallowell Thomas AM, FTSE, HonFIEAust, FAIE
Non-Executive Director
Age 72 (Director since 31 July 2001 and resigned 14 June 2006)
Mr Thomas was the founding Chairman of the Company and provided good council to the company as a non-executive director. As a former Principal of Sinclair Knight Merz, Mr Thomas has over 30 years experience as a consulting engineer in the power and energy sector. He was the founding Managing Director of the Australian Co-operative Research Centre for Renewable Energy and Greenhouse Gas Abatement Technologies. He was Chairman of the Electricity Council of New South Wales for six years. Mr Thomas has been responsible for numerous power generation and energy management projects in Australia and overseas.

Mr Thomas has played a leading role in many engineering and energy organisations. He is the immediate past President of the Australian Institute of Energy, a past President of The Institution of Engineers Australia, a past Vice-President of the Australian Academy of Technological Sciences and Engineering and past Chairman of the National Engineering Registration Board.

Previous Board appointments include Deputy Chairman of Australian Inland Energy and Water and Non Executive Director of the Tyree Group of Companies.

Company Sectretary
The following person held the position of Company Secretary at the end of the financial year:

Ian D Riley Dip. Comm., CA
Mr Riley has been Company Secretary since 2002. Mr Riley has 25 years experience as a principal in chartered accounting firms managing a varied clientele including numerous small to medium sized listed public companies prior to this appointment in December 2002.

Principal Activities and Review of Operations
The principal activities of the Company in the course of the financial period were the development of the Solar Tower project for the Australian market. A review of operations is incorporated in the Chief Executive Officers commentary.

Dividends
No dividend has been paid, provided or recommended during the financial year and to the date of this report.

Results
The net loss for the period ended 30 June 2006 was an operating loss of $1,725,166, (2005: loss of $1,975,481).

Changes in State of Affairs
Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

Fully paid ordinary share capital increased during the year as follows:	$
• Issue of 987,500 ordinary shares at 20 cents pursuant to Share Purchase Plan	197,500
• Issue of 441,166 ordinary shares at 30 cents for services provided	132,350
• Issue of 4,900,000 ordinary shares pursuant to loan facility agreement	49
• Options over 141,243 ordinary shares exercised at an exercise price of 0.1 cents and options over 1,870,000 ordinary shares exercised at 20 cents	374,141
• Costs associated with capital raisings	(28,283)
Increase in fully paid share capital	675,757

Review of Operations and Financial Position
Group operations focussed during the financial year on proofing technical enhancements to the Solar Tower concept necessitating the engagement of external expert consultants, contributing to an increase in consulting fees. This process is continuing.

The net loss from ordinary activities for the financial year decreased by $250,315 to $1,725,166.

Net assets of the group at year end have reduced by $1,049,408 to $6,742,682 with the annual amortisation charge for the Solar Tower license accounting for $507,614 of this reduction. The cash position of the group has reduced by $108,422 to $208 atyear end, however cash reserves have improved subsequent to year end with a share placement and borrowings contributing a further $261,795 of cash resources to the group.

Remuneration Report
Remuneration Policies
The board policy for determining the nature and amount of remuneration of directors and executives is agreed by the board of directors as a whole. The board obtains professional advice where necessary to ensure that the company attracts and retains talented and motivated directors and employees who can enhance company performance through their contributions and leadership.

Executive remuneration
In determining the level and make-up of executive remuneration, the Board negotiates a remuneration to reflect the market salary for a position and individual of comparable responsibility and experience. Due to the limited size of the Company and of its operations and financial affairs, the use of a separate remuneration committee is not considered appropriate. Remuneration is regularly compared with the external market by participation in industry salary surveys and during recruitment activities generally. If required, the Board may engage an external consultant to provide independent advice in the form of a written report detailing market levels of remuneration for comparable executive roles.

Remuneration consists of a fixed remuneration as considered appropriate.

Non-executive directors receive fees and do not receive bonus payments.

The company determines the maximum amount of remuneration for directors by resolution. The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually. The Board considers the amount of director fees being paid by comparable companies with similar responsibilities and the experience of the non-executive directors when undertaking the annual review process.

Further details regarding components of directors' and executive remuneration are provided in the notes to the financial statements.

The names and positions of each person who held the position of director at any time during the financial year is provided above. The named executives in the consolidated group who received the highest remuneration for the financial year are:
Ian Riley Company secretary/Chief financial officer
Kim Forte Communication Manager

2006 Directors

	Directors' fees $	Salary $	Options $	Fees for Services Provided $	Total $
M Thomas*	19,100	-	-	-	19,100
G Parkinson	20,000	-	-	-	20,000
D Galbally QC	20,000	-	-	-	20,000
R Davey#	-	-	-	250,000	250,000
G Ma	20,000	-	-	-	20,000
Y Tang	-	-	-	-	-
	79,100	-	-	250,000	329,100

* Resigned 14 June 2006
\# Fees paid to Canterbury Mint Pty Ltd of which Mr Davey is a director

2005 Directors

	Directors' fees $	Salary $	Options $	Fees for Services Provided $	Total $
M Thomas	20,000	-	-	-	20,000
G Parkinson	20,000	-	-	-	20,000
S Graves*	15,000	-	-	-	15,000
D Galbally QC	2,500	-	-	-	2,500
R Davey#	-	-	-	250,000	250,000
G Ma	20,000	-	-	-	20,000
Y Tang	-	-	-	-	-
	77,500	-	-	250,000	327,500

* Resigned 31 March 2005
\# Fees paid to Canterbury Mint Pty Ltd of which Mr Davey is a director

2006 Executive Officers

	Fees & Commissions $	Superannuation $	Non-cash Benefits $	Options $	Total $
Ian Riley	150,000	-	-	-	150,000
Kim Forte	96,518	-	-	-	96,518
	246,518	-	-	-	246,518

2005 Executive Officers

	Fees & Commissions $	Superannuation $	Non-cash Benefits $	Options $	Total $
Ian Riley	150,000	-	-	-	150,000
Kim Forte	89,476	-	-	-	89,476
	239,476	-	-	-	239,476

There are no other executive officers involved in the management of the company other than those listed above.

Meetings of Directors
The directors meetings attended by each of the directors of the Company during the financial year are as follows:

Director	Meetings Held	Meetings Attended
Roger Chalmers Davey	10	10
Martin Hallowell Thomas*	9	9
Geoffrey Max Parkinson	10	10
David Norman Galbally	10	10
Guoxiang Ma	10	-
Yue Tang	10	7

* Resigned 14 June 2006

Meetings of Committees
At the date of this report, the Company had an Audit Committee.

Attendance at Audit Committee meetings by member Directors is as follows:

Director	Meetings Held	Meetings Attended
Geoffrey Max Parkinson	2	2
Martin Hallowell Thomas*	-	-
Roger Chalmers Davey	2	2

* Resigned 14 June 2006

Directors' Interests
At the date of this report, the direct or indirect interest of each Director of the Company in the issued securities of the Company was as follows:

Director	Fully Paid Ordinary Shares	Share Options
Geoffrey Max Parkinson	20,000	-
David Norman Galbally QC	-	-
Roger Chalmers Davey	22,275,830	-
Guoxiang Ma	10,714,286	-

Related Party Transactions
Details of other transactions with directors and their director-related entities are set out in a related party transaction note to the financial statements.

Significant Events after Balance Date
Subsequent to 30 June 2006 the Company has raised $130,035 by share placement and increased borrowings by $131,760 for working capital requirements. With this exception, no matters have arisen since the end of the financial year that have or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Environmental Regulations
The operations of the company are not subject to any particular or significant environmental regulations under a Commonwealth, State or Territory Law at this point.

Likely Developments
Information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Share Options
The Company has not issued any options over issued shares or interests in the Company during or since the end of the financial year.

At the date of this report, the following options are on issue over ordinary shares of EnviroMission Ltd.:

Option Type	Quantity	Expiry Date	Exercise Price
Unlisted Options	1,025,000	11/02/2008	$0.20

Shares Issued on exercise of options	Number of ordinary shares issued	Amount paid per share
During the financial year:	141,243 1,870,000	0.1cents 20cents
Since the end of financial year	Nil	Nil

There are no amounts unpaid on shares issued on exercise of options.

Auditors Independence Declaration
The lead auditor's independence declaration under section 307C of the Corporations Act 2001, for the year ended 30 June 2006 is provided with this Directors Report.

Non-Audit Services
No non-audit services were provided by the external auditor during the year ended 30 June 2006.

Indemnification and Insurance of Directors and Officers
The Company, to the extent permitted by law, indemnifies each director or executive officer against any liability or cost incurred by the person as an officer of the Company including but not limited to negligence or costs incurred in defending proceedings in which judgement is given in favour of the person or in which the person is acquitted.

Proceeding on behalf of the Company
No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

Signed in accordance with a resolution of the Board of Directors:

Roger C Davey
Director

Melbourne
29 September 2006

msi RAGG WEIR
Chartered Accountants

LEVEL 2, 50 BURWOOD ROAD, HAWTHORN
P.O. Box 325, Hawthorn, Victoria 3122, Australia
Tel +613 9819 4011 Fax +613 9819 6780
Web www.raggweir.com.au
Email raggweir@raggweir.com.au

AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF ENVIROMISSION LIMITED

I declare that, to the best of my knowledge and belief, for the year ended 30 June 2006 there has been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

MSI Ragg Weir

MSI RAGG WEIR
Chartered Accountants

L.S. WONG
Partner

Melbourne: 29 September 2006

In accordance with a resolution of the Directors of EnviroMission Limited, I state that:

In the opinion of the Directors:

1. the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

   (b) complying with Accounting Standards and Corporations Regulations 2001; and

2. there are reasonable grounds to believe the Company will be able to pay its debts as and when they become due and payable.

The Executive Director and Chief Financial Officer have each declared that:

(a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(b) the financial statements and notes for the financial year comply with the Accounting Standards; and

(c) the financial statements and notes for the financial year give a true and fair view.

On behalf of the Board

Roger C Davey
Director

Melbourne
29 September 2006

Consolidated Income Statement
For the Year Ended 30 June 2006

	Note	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Revenue		379,609	160,193	379,609	160,193
Impairment write-downs	3	-	-	(507,614)	(2,923,246)
Depreciation and amortisation	3	(535,173)	(536,891)	(27,559)	(29,277)
Employee expenses		(13,252)	(75,375)	(13,252)	(75,375)
Occupancy expenses		(59,242)	(37,175)	(59,242)	(37,175)
Business expenses		(202,723)	(262,549)	(202,723)	(262,549)
Travel expenses		(29,853)	(23,087)	(29,853)	(23,087)
Contracting/consulting expenses		(1,114,734)	(1,097,430)	(1,114,734)	(1,097,430)
Borrowing costs		(12,132)	(596)	(12,132)	(596)
Other expenses		(137,666)	(102,571)	(137,666)	(102,571)
Loss before income tax expense		(1,725,166)	(1,975,481)	(1,725,166)	(4,391,113)
Income tax expense	4	-	-	-	-
Loss for the year		(1,725,166)	(1,975,481)	(1,725,166)	(4,391,113)
Basic earnings per share (cents)	19	(2.1)	(2.7)		
Diluted earnings per share (cents)	19	(2.1)	(2.7)		

The accompanying notes form part of these financial statements.

	Note	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Current Assets					
Cash assets	22	208	108,630	208	108,630
Receivables	5	276,524	34,747	276,524	34,747
Other	6	6,050	6,075	6,050	6,075
Total Current Assets		282,782	149,452	282,782	149,452
Non-Current Assets					
Receivables	5	-	-	-	-
Other financial assets	7	-	-	7,148,903	7,656,517
Property, plant and equipment	8	29,256	46,248	29,256	46,248
Other	9	53,846	47,498	53,846	47,498
Intangibles	10	7,148,903	7,656,517	-	-
Total Non-Current Assets		7,232,005	7,750,263	7,232,005	7,750,263
Total Assets		7,514,787	7,899,715	7,514,787	7,899,715
Current Liabilities					
Payables	11	577,930	105,720	578,030	105,820
Interest bearing liabilities	12	194,175	1,905	194,175	1,905
Provisions	13	-	-	-	-
Total Current Liabilities		772,105	107,625	772,205	107,725
Total Liabilities		772,105	107,625	772,205	107,725
Net Assets		6,742,682	7,792,090	6,742,582	7,791,990
Equity					
Contributed equity	14	18,501,642	17,825,884	18,501,642	17,825,884
Accumulated losses		(11,758,960)	(10,033,794)	(11,759,060)	(10,033,894)
Total Equity		6,742,682	7,792,090	6,742,582	7,791,990

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows
For the Year Ended 30 June 2006

	Note	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Cash Flows from Operating Activities					
Receipts from customers		-	-	-	-
Research and development refund		154,026	123,973	154,026	123,973
Interest received		3,597	19,819	3,597	19,819
Payments to customers/operating costs		(984,534)	(1,127,104)	(984,534)	(1,127,104)
Net Cash used in Operating Activities	22	(826,911)	(983,312)	(826,911)	(983,312)
Cash Flows from Investing Activities					
Purchase of fixed assets		(10,567)	(25,809)	(10,567)	(25,809)
Payment for property option		(6,348)	(12,131)	(6,348)	(12,131)
Payment for property bond		-	-	-	-
Refund of property bond		-	-	-	-
Net Cash used in Investing Activities		(16,915)	(37,940)	(16,915)	(37,940)
Cash Flows from Financing Activities					
Proceeds from share issues-net		543,359	445,564	543,359	445,564
Proceeds from borrowings		193,950	-	193,950	-
Repayments of borrowings		(1,905)	(9,449)	(1,905)	(9,449)
Net Cash provided by Financing Activities		735,404	436,115	735,404	436,115
Net (Decrease) in Cash Held		(108,422)	(585,137)	(108,422)	(585,137)
Cash at beginning of financial year		108,630	693,767	108,630	693,767
Cash at end of financial year	22	208	108,630	208	108,630

The accompanying notes form part of these financial statements.

	Note	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Total Equity at the beginning of the Year		7,792,090	8,847,507	7,791,990	11,263,039
Profit/(loss) for the year		(1,725,166)	(1,975,481)	(1,725,166)	(4,391,113)
Total recognised income and expense for the year		(1,725,166)	(1,975,481)	(1,725,166)	(4,391,113)
Transactions with Equity Holders in their capacity as Equity Holders:					
Contributions net of costs		675,758	920,064	675,758	920,064
		675,758	920,064	675,758	920,064
Total Equity at the end of the Year		6,742,682	7,792,090	6,742,582	7,791,990

The above statement of changes in equity is to be read in conjunction with the attached notes.

1. BASIS OF PREPARATION

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers EnviroMission Limited as an individual entity and EnviroMission Limited and its controlled entities as a consolidated entity. EnviroMission Limited is a listed public company, incorporated and domiciled in Australia.

The following is a summary of the material accounting policies adopted by the consolidated entity in the presentation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of Preparation of the financial report

The financial report of EnviroMission Limited and controlled entities, and EnviroMission Limited as an individual parent entity comply with Australian equivalents to International Financial Reporting Standards (AIFRS).

This is the first financial report of EnviroMission Limited prepared in accordance with Australian Equivalents of International Financial Reporting Standards (AIFRS). The financial reports of EnviroMission were prepared in accordance with the previous Australian Generally Accepted Accounting Principles (AGAAP) until 30 June 2005. There are certain differences between accounting policies under AIFRS and AGAAP and where applicable the comparative figures have been restated to reflect these adjustments. A summary of the significant accounting policies under AIFRS is provided below. Reconciliations of equity and operating profit/loss between AGAAP and AIFRS are provided under notes 25 to 27.

The financial report has been prepared under the historical cost convention, as modified by revaluations to fair value for certain classes on assets described in the accounting policies

(b) Going Concern

The financial statements have been prepared on a going concern basis. Subsequent to 30 June 2006 the company has raised $130,035 by share placement and received loan funds of a further $131,760. The Company's present activities will be funded by existing working capital and funds raised since 30 June. Short term needs, over and above existing resources, will be met by placement and new share issues as and when required and by accessing the equity line credit facility of $20,000,000 which is available to the Company until December 2008. The Company plans to fund the Solar Tower project through the development of commercial relationships with suppliers, contractors and other strategic alliances.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising EnviroMission Limited (the parent entity) and of all entities which EnviroMission Limited controlled from time to time during the year and at balance date. Details of controlled entities are contained in notes to the accounts.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies.

All inter-company balances and transactions, and unrealised profits or losses have been eliminated on consolidation.

(d) Revenue

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Research & development tax offset refund is recognised as income in the same period as the associated expenses are incurred.

All revenue is stated net of the amount of goods and services tax (GST).

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand and at banks, deposits held at call with financial institutions and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(f) Property, plant and equipment

Property, plant and equipment are measured at cost.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. Refer to note 1 (i).

Depreciation
The depreciable amounts of all other fixed assets are depreciated on a straight-line basis over their estimated useful lives commencing from the time the asset is held ready for use.

The useful lives for each class of assets are:

	2006	2005
Plant and equipment:	3 to 5 years	3 to 5 years

(g) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance Leases
Leases of fixed assets, where substantially all of the risks and benefits incidental to ownership of the asset, but not the legal ownership, are transferred to entities within the consolidated entity are classified as finance leases. Finance leases are capitalised, recording at the inception of the lease an asset and liability equal to the present value of the minimum lease payments, and disclosed as plant and equipment under lease.

Leased assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Lease payments are allocated between interest expense and reduction of the lease liability. The interest expense is calculated using the interest rate implicit in the lease and is included in finance costs in the Income Statement.

Operating Leases
Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

(h) Intangibles

License Rights
Solar Tower project license rights are valued in the accounts at cost of acquisition less accumulated amortisation and any impairment losses and are amortised over the period in which their benefit is expected to be realised, being 20 years.

EnviroMission and its controlled entity have an exclusive Sub-License to build, own, operate and maintain one or more Solar Tower Power Stations within Australia. This Sub-License expires if by 31 December 2006 an executed contract for the construction of at least one plant of a minimum total installed capacity of ten megawatts has not been agreed to.

The value of the license rights is dependent on the ability of the Company to generate income from the asset. No income has been earned from this asset to 30 June 2006, however estimates from company consultants for a technology fee for the first project support the book carrying value of the licence.

During the year ended 30 June 2006 the directors believe the Company has made significant advances in developing the intellectual property associated with the license rights and the directors have concluded that the carrying value of the license rights does not exceed the net amounts that are expected to ultimately be recovered through the cash inflows and outflows from use or arising from disposal.

Research and Development
Expenditure on research activities is recognised as an expense when incurred. Expenditure on development activities is capitalised only when it is expected beyond reasonable doubt that future benefits will exceed the deferred costs. Capitalised development expenditure is stated at cost less accumulated amortisation. Amortisation is calculated using a straight-line method to allocate the cost over a period (not exceeding three years), during which the related benefits are expected to be realised, once commercial production is commenced. Other development expenditure is recognised as an expense when incurred.

(i) Impairment of assets

Assets with an indefinite useful life are not amortised but are tested annually for impairment in accordance with AASB 136. Assets subject to annual depreciation or amortisation are reviewed for impairment whenever events or circumstances arise that indicates that the carrying amount of the asset may be impaired. An impairment loss is recognised where the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and value in use.

(j) Taxes

Current income tax expense or revenue is the tax payable on the current period's taxable income based on the applicable income tax rate adjusted by changes in deferred tax assets and liabilities.

A balance sheet approach is adopted under which deferred tax assets and liabilities are recognised for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred tax asset or liability is recognised in relation to temporary differences arising from the initial recognition of an asset or a liability if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for temporary differences and unused tax losses only when it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(k) Financial Instruments

Classification
The group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates the designation at each reporting date.

Financial Assets at Fair Value Through Profit or Loss
Non-listed investment for which fair value cannot be reliably measured, are carried at cost and tested for impairment.

Loans and Receivables
Loan and receivables are measured at fair value at inception and subsequently at amortised cost using the effective interest rate method.

Financial Liabilities
Financial liabilities include trade payables, other creditors and loans from third parties including inter-company balances and loans from or other amounts due to director-related entities.

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

(m) Foreign Currencies

Transactions and Balances
Transactions in foreign currencies of entities within the consolidated entity are translated into functional currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

Resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year.

(n) Comparatives

In accordance with the first-time adoption of AIFRS, comparative information has been reclassified where appropriate through retrospective application of AIFRS to the previous year results so as to achieve consistency with current year disclosures.

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
2. REVENUE FROM CONTINUING OPERATIONS				
Revenue from non operating activities:				
Interest - Other corporations	3,597	19,819	3,597	19,819
Research & Development refund	376,012	32,338	376,012	32,338
Expense recovery	-	108,036	-	108,036
Total revenue from ordinary activities	379,609	160,193	379,609	160,193
3. LOSS FROM CONTINUING OPERATIONS				
Loss from continuing operations has been arrived at after the following specific items:				
Depreciation of plant & equipment	27,559	29,277	27,559	29,277
Amortisation of Solar Tower license	507,614	507,614	-	-
	535,173	536,891	27,559	29,277
Impairment write-down, Non-current receivable	-	-	-	398,874
Impairment write-down, Non-current other financial asset	-	-	507,614	2,524,372
	-	-	507,614	2,923,246
Operating lease rental expense	52,156	31,275	52,156	31,275
4. INCOME TAX				
Prima facie tax, using rates applicable in the country of operation, on loss differs from the income tax provided in the financial statements as follows:				
Loss before income tax	(1,725,166)	(1,975,481)	(1,725,166)	(4,391,113)
At the statutory rate of 30% (2005 30%)	(517,550)	(592,644)	(517,550)	(1,317,334)
Tax effect of amounts which are not deductible in calculating taxable income				
Depreciation, amortisation and other non allowable items	(257,351)	66,210	16,750	912,727
Unrecognised tax losses	774,901	526,434	500,800	404,607
Income tax expense	-	-	-	-

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
The estimate of unrecognised tax losses arising from unconfirmed tax losses not been brought to account at balance date. Losses for 2005 have been adjusted for income tax returns lodged.	3,300,150	2,525,249	2,301,457	1,800,657

The benefit of these losses will only be realised if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and,

(c) no changes in tax legislation adversely affect the economic entity in realising the benefit.

5. **RECEIVABLES**

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
CURRENT				
Other receivables	227,289	141	227,289	141
Input tax credits	42,392	28,508	42,392	28,508
Receivable from SolarMission Technologies, Inc (director related)	6,843	6,098	6,843	6,098
	276,524	34,747	276,524	34,747
NON CURRENT				
Loan to controlled entity	-	-	398,874	398,874
Impairment write-down	-	-	(398,874)	(398,874)
	-	-	-	-

6. **OTHER CURRENT ASSETS**

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Prepaid expenses	-	25	-	25
Rental bond	6,050	6,050	6,050	6,050
	6,050	6,075	6,050	6,075

7. **OTHER FINANCIAL ASSETS**

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Unlisted shares in controlled entities at cost (note 15)	-	-	10,180,899	10,180,889
Impairment write-down	-	-	(3,031,986)	(2,524,372)
	-	-	7,148,903	7,656,517

		Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
8.	**PROPERTY, PLANT & EQUIPMENT**				
	Plant and equipment, at cost	139,029	128,461	139,029	128,461
	Accumulated depreciation	(109,773)	(82,213)	(109,773)	(82,213)
		29,256	46,248	29,256	46,248
	Reconciliation of the carrying amount of each class of property, plant & equipment at the beginning and the end of the financial year are set out below:				
	Furniture and equipment				
	Carrying amount at 1 July	46,248	49,716	46,248	49,716
	Additions	10,567	25,809	10,567	25,809
	Disposals	-	-	-	-
	Depreciation	(27,559)	(29,277)	(27,559)	(29,277)
	Carrying amount at 30 June	29,256	46,248	29,256	46,248
9.	**OTHER NON CURRENT ASSETS**				
	Option fee and costs, Buronga land	53,846	47,498	53,846	47,498
		53,846	47,498	53,846	47,498
10.	**INTANGIBLES**				
	Solar Tower Licence, at cost	10,152,284	10,152,284	-	-
	Accumulated amortisation	(3,003,381)	(2,495,767)	-	-
		7,148,903	7,656,517	-	-
11.	**PAYABLES - CURRENT**				
	Trade payables	488,661	45,393	488,661	45,393
	Sundry payables and accruals	89,269	60,327	89,369	60,427
		577,930	105,720	578,030	105,820
12.	**INTEREST BEARING LIABILITIES - CURRENT**				
	Borrowings	194,175	1,905	194,175	1,905
	Payable, hire purchase				
	- not later than 1 year	-	1,905	-	1,905
	Less future finance charge Note 6	-	(25)	-	(25)
		-	1,880	-	1,880

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
12. INTEREST BEARING LIABILITIES - CURRENT (continued)				
Unsecured				
Loan, related party	100,000	-	100,000	-
Foreign currency loan	94,175	-	94,175	-
	194,175	-	194,175	-
	194,175	1,880	194,175	1,880

Borrowings are interest bearing and repayable within twelve months. Foreign currency loan, US$ 70,000 is repayable in US dollars.

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
13. PROVISIONS				
Employee entitlements	-	-	-	-

The Company had no employees at 30 June 2006 (2005: nil)

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
14. CONTRIBUTED EQUITY				
(a) Issued and paid up capital	18,501,642	17,825,884	18,501,642	17,825,884

(b) Movements in issued capital	2006 Number of Shares	2006 $	2005 Number of Shares	2005 $
Beginning of financial year	76,797,184	17,825,884	66,795,673	16,905,820
Issued during the year:				
Share allotment at 20 cents each pursuant to Share Plan	987,500	197,500	-	-
Share allotment at 0.001 cents each ordinary share pursuant to $20 million borrowing facility	4,900,000	49	-	-
Share allotment at 20 cents each ordinary share for services provided	-	-	1,022,500	204,500
Share allotment at 30 cents each ordinary share for services provided	441,166	132,350	900,000	270,000
Option exercise at 0.1 cents	141,243	141	5,774,011	5,774
Option exercise at 20 cents	1,870,000	374,000	2,305,000	461,000
Costs associated with capital raising		(28,282)		(21,210)
End of the financial year	85,137,093	18,501,642	76,797,184	17,825,884

(c) Movements in Options

	2006		2005	
	Number of Options	Weighted average exercise price $	Number of Options	Weighted average exercise price $
Balance at beginning of year	15,420,989	0.060	23,875,000	0.060
- granted	-	-	-	-
- forfeited/lapsed	(12,384,746)	0.011	(375,000)	-
- exercised	(2,011,243)	0.186	(8,079,011)	0.058
Balance at end of year	1,025,000	0.20	15,420,989	0.046

No options have been granted or exercised since the end of the financial year.

(d) Terms and conditions of contributed equity

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.
At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(e) Terms and conditions of options

Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options may be exercised at any time from their vesting date to the date of their expiry. Share options convert to equity on a one for one basis on the day they are exercised.

15. DETAILS OF CONTROLLED ENTITIES AND THE COMPANY

	Book value of Investment		Interest held by the Economic Entity	
	2006 $	2005 $	2006 %	2005 %
Controlled Entities:				
SolarMission Limited	7,148,803	7,656,417	100	100
Pure Solar Power (IP) Pty Ltd	100	100	100	100
	7,148,903	7,656,517		

Controlled entities are incorporated in Australia and audited by MSI Ragg Weir.

16. SEGMENT INFORMATION

The company operates in one industry and one geographic area only.

17. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Key Management Personnel

(i) Specified Directors
R Davey – Executive Chairman
M Thomas – Non Executive Director (Resigned 14 June 2006)
G Parkinson – Non Executive Director
D Galbally – Non Executive Director
G Ma – Non Executive Director
Y Tang – Alternate Director

(ii) Specified Executives
I Riley – Chief Financial Officer and Company Secretary

(b) Remuneration of Key Management Personnel

Remuneration Policy
The board policy for determining the nature and amount of remuneration of directors and executives is agreed by the board of directors as a whole. The board obtains professional advice where necessary to ensure that the company attracts and retains talented and motivated directors and employees who can enhance company performance through their contributions and leadership.

Executive remuneration
In determining the level and make-up of executive remuneration, the Board negotiates a remuneration to reflect the market salary for a position and individual of comparable responsibility and experience. Due to the limited size of the Company and of its operations and financial affairs, the use of a separate remuneration committee is not considered appropriate. Remuneration is regularly compared with the external market by participation in industry salary surveys and during recruitment activities generally. If required, the Board may engage an external consultant to provide independent advice in the form of a written report detailing market levels of remuneration for comparable executive roles. Remuneration consists of a fixed remuneration as considered appropriate.

Non-executive directors receive fees and do not receive bonus payments.

Remuneration of specified Key Management Personnel

Specified Directors:

2006 Directors

	Directors' fees $	Salary $	Options $	Fees for Services Provided $	Total $
M Thomas*	19,100	-	-	-	19,100
G Parkinson	20,000	-	-	-	20,000
D Galbally QC	20,000	-	-	-	20,000
R Davey#	-	-	-	250,000	250,000
G Ma	20,000	-	-	-	20,000
Y Tang	-	-	-	-	-
	79,100	-	-	250,000	329,100

* Resigned 14 June 2006
\# Fees paid to Canterbury Mint Pty Ltd of which Mr Davey is a director

2005 Directors

	Directors' fees $	Salary $	Options $	Fees for Services Provided $	Total $
M Thomas	20,000	-	-	-	20,000
G Parkinson	20,000	-	-	-	20,000
S Graves*	15,000	-	-	-	15,000
D Galbally QC	2,500	-	-	-	2,500
R Davey#	-	-	-	250,000	250,000
G Ma	20,000	-	-	-	20,000
Y Tang	-	-	-	-	-
	77,500	-	-	250,000	327,500

* Resigned 31 March 2005
\# Fees paid to Canterbury Mint Pty Ltd of which Mr Davey is a director

Specified Executives:

2006 Executive Officers

	Fees & Commissions $	Superannuation $	Non-cash Benefits $	Options $	Total $
Ian Riley	150,000	-	-	-	150,000
	150,000	-	-	-	150,000

2005 Executive Officers

	Fees & Commissions $	Superannuation $	Non-cash Benefits $	Options $	Total $
Ian Riley	150,000	-	-	-	150,000
	150,000	-	-	-	150,000

(c) Shareholdings of Specified Directors and Specified Executives

	Balance 1 July 2005	Granted as Remuneration	Exercise of Options	Net Change Other	Balance 30 June 2006
Specified Directors					
M Thomas#	100,000	-	-	-	100,000
G Parkinson	20,000	-	-	-	20,000
R Davey	5,301,696	-	-	24,983	5,326,679
D Galbally	-	-	-	-	-
G Ma	10,714,286	-	-	-	10,714,286
Y Tang	-	-	-	-	-
	16,254,060	-	-	24,983	16,160,965
Specified Executives					
I Riley	-	-	-	500,000	500,000

(d) Option holdings of Specified Directors and Executives

	Balance 1 July 2005	Granted as Remuneration	Options Exercised	Net Change Other *	Balance 30 June 2006
Specified Directors					
M Thomas#	200,000	-	-	(200,000)	-
G Parkinson	200,000	-	-	(200,000)	-
R Davey	1,755,923	-	-	(1,755,923)	-
D Galbally	-	-	-	-	-
G Ma	-	-	-	-	-
Y Tang	-	-	-	-	-
	2,155,923	-	-	(2,155,923)	-

* Options lapsed during the year.
Specified Executives held no options at 30 June 2006 and had no transactions during the financial year.

M Thomas resigned as a director of the company on 14 June 2006.
Directors and their director-related entities were entitled to receive any normal dividends on these ordinary shares.

18. AUDITORS' REMUNERATION

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Amounts received or due and Receivable by MSI Ragg Weir for:				
- an audit or review of the financial report of the entity and any other entity in the consolidated entity	17,500	17,325	17,500	17,325
- other services in relation to the entity and any other entity in the consolidated entity	-	3,200	-	3,200
	17,500	20,525	17,500	20,525

19. EARNINGS PER SHARE

	Consolidated 2006	Consolidated 2005
Basic earnings / (loss) per share (cents)	(2.1)	(2.7)
Diluted earnings / (loss) per share (cents)	(2.1)	(2.7)
Weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share.	81,942,776	72,464,556
Earnings / (loss) used in calculating basic and diluted earnings per share calculation	(1,725,166)	(1,975,481)

Potential ordinary shares not considered dilutive

As at 30 June 2006 the company had options on issue over unissued capital (see Note 14c).

As the notional exercisable price of these options would increase basic earnings per share, they have not been considered dilutive.

Ordinary shares issued after balance date are detailed in Note 14 (c).

20. RELATED PARTY TRANSACTIONS

(a) The directors of EnviroMission Limited during the financial year were:

R C Davey
G M Parkinson
D N Galbally
G Ma
Y Tang (alternate director for G Ma)
M H Thomas (Resigned 14 June, 2006)

(b) Details of specified directors' and specified executives remuneration and retirement benefits are set out in Note 17.

Related party receivables are set out in Note 5.

Unsecured loan provided by spouse of director R Davey, $100,000 for a period less than one year at an interest rate of 16% per annum.

SolarMission Technologies, Inc is a related party of director Mr Roger Davey, a director and shareholder of that company.

Information relating to controlled entities is set out in Note 15. There were no transactions between the company and controlled entities during the year.

(c) Details of specified directors and specified executives equity holdings are set out in Note 17

21. EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006 the Company has raised $130,035 by share placement and increased borrowings by $131,760 for working capital requirements. With this exception there have been no events subsequent to 30 June to have a material effect on the company.

22. NOTE TO STATEMENTS OF CASH FLOWS

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
For the purposes of this statement of cash flows, cash includes cash on hand and in 'at call' deposits with banks, net of bank overdrafts. Cash at the end of the year is shown in the statement of financial position as:				
Cash assets	208	108,630	208	108,630
(a) Reconciliation of net cash provided by operating activities to operating loss after income tax.				
Operating (loss) after income tax	(1,725,166)	(1,975,481)	(1,725,166)	(4,391,113)
Non cash flows in operating loss:				
Depreciation/amortisation	535,173	536,891	27,559	29,277
Impairment write-down	-	-	507,614	2,923,246
Equity issued for services provided	132,399	474,500	132,399	474,500
Changes in assets and liabilities:				
Increase/(decrease) in payables	472,435	(116,016)	472,435	(116,016)
Increase/(decrease) in provisions	-	(5,000)	-	(5,000)
Decrease/(increase) in receivables and prepayments	(241,752)	101,794	(241,752)	101,794
Net Cash Outflow from Operating Activities	(826,911)	(983,312)	(826,911)	(983,312)
b) Non-cash financing and investing activities				
Nil				

23. FINANCIAL INSTRUMENTS

(a) Interest Risk
The economic entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, at balance date, are as follows:

	Interest Bearing		Non Interest Bearing		Total Carrying Value as per Statement of Financial Position		Weighted Average Effective Interest Rate	
	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $	2006 %	2005 %
Financial Assets								
Cash	208	108,630	-	-	208	108,630	5.0	5.12
Receivables	-	-	276,524	34,747	276,524	34,747		
Other	6,050	6,050	-	-	6,050	6,050	1.4	1.40
Total Financial Assets	6,258	114,680	276,524	34,747	282,782	149,427		
Financial Liabilities								
Payables	-	-	577,930	105,720	577,930	105,720	-	-
Borrowings	194,175	1,905	-	-	194,175	1,905	12.0	7.99
Total Financial Liabilities	194,175	1,905	577,930	105,720	772,105	107,625		

(b) Net Fair Values

The aggregate net fair values of financial assets and liabilities are the same as the carrying amounts.

(c) Credit Risk

The maximum credit risk exposure is represented by the carrying amounts of assets. There is no significant credit risk exposure.

24. LEASE COMMITTMENTS

	Consolidated		Company	
	2006 $	2005 $	2006 $	2005 $
Operating Lease – Office premises				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable:				
- not later than 1 year	53,019	31,073	53,019	31,073
- later than 1 year but not later than 5 years	67,384	-	67,384	-
	120,403	31,073	120,403	31,073

The operating lease is for a 3 year term with an option to renew for an additional 2 years.

25. IMPACT OF ADOPTION OF AIFRS

(i) AASB 1 Transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' as follows:

Business combinations
AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

(ii) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

Reconciliation of total equity as presented under AGAAP to that under AIFRS

Parent	30 June 2005
	$
Total Equity under AGAAP	10,715,236
Impairment write-down - receivable	(398,874)
Impairment write-down – other financial assets	(2,524,372)
Total Equity under AIFRS	7,791,990

Reconciliation of profit after tax under AGAAP to that under AIFRS

Parent	Year Ended 30 June 2005
	$
Loss after tax as previously reported, AGAAP	1,467,867
Impairment write-down - receivable	(398,874)
Impairment write-down – other financial assets	(2,524,372)
Loss after tax under AIFRS	4,391,113

26. FIRST-ADOPTION OF AIFRS – RECONCILIATION OF CASH FLOW STATEMENT AS REPORTED UNDER AGAAP TO CASH FLOWS UNDER AIFRS

The adoption of AIFRS has not resulted in any adjustments to the cash flow statement.

27. FIRST-ADOPTION OF AIFRS – EXPLANATION OF CHANGES IN ACCOUNTING POLICY ARISING ON FIRST-TIME ADOPTION OF AIFRS

Accounting policies adopted by the company are explained in Note 1.

Impairment of assets

Under AIFRS the recoverable amount test under the previous AGAAP is replaced by impairment testing whereby the recoverable amount is determined as the higher of fair value less costs to sell and value in use. Value in use incorporates the use of discounted cash flows.

MSI RAGG WEIR
Chartered Accountants

LEVEL 2, 50 BURWOOD ROAD, HAWTHORN
P.O. Box 325, Hawthorn, Victoria 3122, Australia
Tel +613 9819 4011 Fax +613 9819 8780
Web www.raggweir.com.au
Email raggweir@raggweir.com.au

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF ENVIROMISSION LIMITED

Scope

The financial report and directors' responsibility

The financial report comprises the Income Statement, Balance Sheet, Statement of changes in equity, Statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Enviromission Limited (the Company) and the consolidated entity for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In accordance with ASIC Class Order 05/83, we declare to the best of our knowledge and belief that the auditor's independence declaration set out on page 13 of the financial report has not changed as at the date of providing our audit opinion.

msi RAGG WEIR
Chartered Accountants

LEVEL 2, 50 BURWOOD ROAD, HAWTHORN
P.O. Box 325, Hawthorn, Victoria 3122, Australia
Tel +613 9819 4011 Fax +613 9819 6780
Web www.raggweir.com.au
Email raggweir@raggweir.com.au

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF ENVIROMISSION LIMITED

Audit Opinion

In our opinion, the financial report of EnviroMission Limited is in accordance with:

(a) the Corporations Act 2001, including:
  (i) giving a true and fair view of the Company's financial position as at 30 June 2006 and of its performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Without qualification to the opinion expressed above, attention is drawn to the following matter:

Inherent Uncertainty regarding continuation as a Going Concern

As disclosed in Note 1(b), the financial statements have been prepared on a going concern basis. The ability of the Company to continue as a going concern is dependent upon it continuing to secure sufficient funding from capital raisings by placement and new share issues for it to fund its ongoing activities. If the above capital raisings are not sufficient and the company is unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at amounts that may be different to those stated in the financial statements.

MSI Ragg Weir

MSI RAGG WEIR
Chartered Accountants

L.S. Wong

L.S. WONG
Partner

Melbourne: 29 September 2006

DISTRIBUTION OF ORDINARY SHARES

Number of members by size of holding and the total number of ordinary shares on issue:

Ordinary Shares	Number of Holders	Number of Shares
1 – 1,000	19	10,247
1,001 – 5,000	378	1,262,639
5,001 – 10,000	299	2,605,981
10,001 – 100,000	444	14,225,534
100,001 and over	73	67,899,592
Total Shares on Issue	**1,213**	**86,003,993**

The number of shareholders holding less than a marketable parcel is 216.

SUBSTANTIAL SHAREHOLDERS

Name of Substantial Shareholder	Interest in Number of Shares Beneficial & Non Beneficial
SolarMission Technologies, Inc	16,949,151
Sunshine Energy (Aust.) Pty. Ltd.	10,714,286

There is no current on market buy- back.

VOTING RIGHTS

At meetings of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative, one vote for the share;

(i) for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share;

(ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited),

subject to any rights or restriction attached to any shares or class or classes of shares.

TOP 20 SHAREHOLDERS AT 26 September 2006

Holder	Ordinary Shares	% of total issued
ANZ Nominees Limited (Cash Income A/c)	16,031,073	18.64
Sunshine Energy (Aust) Pty Ltd	10,714,286	12.46
SolarMission Technologies Inc	6,949,151	8.08
UBS Wealth Management Australia Nominees Pty Ltd	2,836,851	3.30
Canterbury Mint Pty Ltd	2,713,273	3.15
Canterbury Mint Pty Ltd (Canterbury Mint S/Fund A/c)	2,613,406	3.04
Leap International Pty Ltd	2,193,333	2.55
Gem Global Yield Fund Ltd	1,884,428	2.19
Andelou Pty Ltd	1,500,000	1.74
Merrill Lynch (Australia) Nominees Pty Ltd	1,410,040	1.64
Citicorp Nominees Pty Limited	1,104,935	1.28
Mr Paul Temple (Paul Temple Revocable A/c)	1,034,341	1.20
Mr Reginald Neil Walford	1,000,000	1.16
Australian Investment Syndicate Pty Ltd	750,000	0.87
Dapgof Pty Ltd	711,000	0.83
Mr John Tentomas & Mrs Vicky Tentomas (The Joviten Fund A/c)	600,000	0.70
Mr William Carlin & Ms Heather Robinson	566,379	0.66
Corless Superannuation Management Pty Ltd	558,000	0.65
Mrs Heather Blanch	541,243	0.63
Andelou Pty Ltd	500,000	0.58

As at 26 September 2006, the 20 largest shareholders held 56,211,739 ordinary shares representing 65.36% of the issued share capital.

EnviroMission Limited
ACN 094 963 238

END